Exhibit 1.01

Conflict Minerals Report

Gentex Corporation ("the Company") has included this Conflict Minerals Report as an exhibit to its Form SD covering calendar year 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

As used herein, "subject metals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin. The term "armed group" has the meaning contained in the Conflict Minerals Rule. The term “covered countries” refers to the Democratic Republic of the Congo (“DRC”) and its adjoining countries.

I.	Overview

The Company designs and manufactures standard and automatic-dimming rearview mirrors and electronics for the automotive industry, dimmable aircraft windows for the aviation industry, and commercial smoke alarms and signaling devices for the fire protection industry. Automotive rearview mirrors and electronics accounted for 97% of the Company’s consolidated net sales in 2014.

These product categories contain certain necessary subject metals; however, these subject metals constitute a small portion of the total materials content in the Company's products. The Company does not source the necessary subject metals directly from mines, smelters, or refiners and believes that it is in most cases many levels downstream from these market participants. For these reasons, the Company must rely on the information provided by the Company's direct suppliers along with appropriate due diligence processes, when applicable. Through the efforts described in this Conflict Minerals Report, the Company seeks to ensure that its sourcing practices are consistent with the Company's guiding principles on responsibly sourcing the subject metals and to encourage responsible minerals sourcing in the Company's supply chain.

Policy

The Company's guiding principles involve (1) responsibly sourcing subject metals, (2) undertaking due diligence when appropriate in accordance with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance”), to determine the origin of the subject metals, (3) expecting the Company's suppliers to also do all of the same with their supply chains and (4) complying with the Conflict Minerals Rule’s reporting obligations, consistent with the Gentex Code of Business Conduct and Ethics. These guiding principles are posted on the Company's website.

Reasonable Country of Origin Inquiry (“RCOI”)

The internal subject metals team determined which suppliers were considered as in-scope based on the components or materials they supply to the Company and may be contained in the Company’s products. Technical expertise was provided by the team regarding the likely presence of the subject metals in these components and materials. Suppliers of components or materials containing or possibly containing subject metals were considered in-scope for purposes of our supplier outreach (“relevant suppliers”). The Company furnished the relevant suppliers with information on the Conflict Minerals Rule, links to other relevant information, and communicated their responsibility to gather subject metals information from their supply chain. The suppliers were asked to electronically report to the Company using the Conflict-Free Sourcing Initiative's (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). The Company requested that relevant suppliers increase their focus on providing complete and accurate smelter and refiner information for 2014 and that they pursue further diligence on entity names not recognized by the CFSI. Responses to the RCOI provided by relevant suppliers were reviewed for completeness, reasonableness and smelter information. Follow up attempts were made with non-responding relevant suppliers within the top 90% of in-scope spend. Based on the results of our RCOI, we were required to conduct due diligence. The Company's due diligence program and activities are discussed below.

Exhibit 1.01

II.	Program Design

Design Framework

The Company's due diligence measures were designed to conform with, in all material respects, the criteria set forth in the OECD Guidance (second edition 2013), including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, specifically as it relates to the Company's position in the supply chain as a “downstream” purchaser. The OECD Guidance five-step framework establishes a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.

Selected Elements of Design Framework

Company management systems

With senior management support, an internal subject metals team has program management responsibility in support of the Company’s guiding principles. This team is led by Supply Chain Management within the Purchasing department and includes subject matter experts from functional areas within the Company. Program management responsibility includes providing technical expertise and RCOI execution, as well as risk identification, analysis, mitigation, and reporting.

The Company's supplier manual located on the Company website specifies that suppliers have responsibility to gather and report subject metals information back to the Company and the Company also has certain terms and conditions addressing subject metals related issues.

The Company implemented a mechanism through which stakeholders can report subject metal sourcing concerns in our supply chain.

Electronic records relating to due diligence, including records of due diligence processes, findings and resulting decisions, are maintained for a minimum of five years.

Risk identification, assessment, and mitigation

Identification and assessment are accomplished by using the completed CMRT's and the CFSI’s country of origin data that it provides to its members. The data provides subject metal origin information for smelters and refiners that are validated through the CFSI's Conflict-Free Smelter Program (“CFSP”). Through the CMRT or other means, if information is received that a smelter or refiner is possibly sourcing from a covered country, and that smelter or refiner is not compliant with the CFSP or another independent third party conflict-free program protocol, then the process is designed to further engage through the direct supplier to obtain further information in an attempt to assess the validity of the information and level of risk. The risk mitigation strategy includes an escalation process with actions to be taken on identified risks, along with risk and action monitoring. The plan also includes communication to senior management of any identified risks and associated actions.

Third party audits of smelters and refiners

Given that the Company does not source directly from smelters and refiners, the Company relies on third parties, including the CFSI, to coordinate and conduct third party audits of these facilities. The CFSI designed and manages the CFSP to identify the smelters and refiners that process subject metals and independently audits these entities. The Company supports these efforts through its membership in the CFSI.

Report on supply chain due diligence

As required by the Conflict Minerals Rule, the Company reports supply chain due diligence through filing a Form SD and the related Conflict Minerals Report, as well as by posting that information on the Company's website.

Exhibit 1.01

III. Due Diligence Performed

The Company performed the following due diligence measures in respect of the 2014 compliance period. These are not all of the discrete compliance actions that the Company undertook related to the respective reporting period. The preceding section includes a discussion of other elements that are part of the design of the Company's due diligence program.

The Company's subject metals team evaluated the information furnished by its relevant suppliers to identify smelters or refiners possibly sourcing from a covered country, and whether those smelters or refiners were compliant with the CFSP or another independent third party conflict-free program protocol. The Company compared the smelter and refiner information provided by its relevant suppliers with the CFSI’s country of origin data available to CFSI member companies. The Company also cross-checked the provided smelter and refiner information with the CFSI’s list of entities found to be compliant to the CFSP protocol and with the CFSI Active list. A risk assessment report was provided to senior management.

I.	Product Information

For 2014, the Company was unable to determine the origin of at least a portion of the necessary subject metals contained in each of its in-scope products. The Company's in-scope product categories are discussed further in the "Overview" section of this report.

II.	Identified Smelters and Refiners

The Company's relevant suppliers identified smelters and refiners that may have processed the necessary subject metals contained in our products in 2014, as described in the table below. Due to their position in the supply chain and the difficulty of obtaining subject metal origin information for their individual products, the majority of the Company's suppliers reported supply chain information to the Company at a company level rather than at a component level (i.e., the information provided to the Company applied to all of their products, not just those that they sold to the Company). Therefore, the below table may reflect information regarding smelters and refiners that did not actually process necessary subject metals contained in the Company's in-scope products. In addition, since the relevant suppliers did not identify all of the smelters and refiners that might be in the Company's supply chain, and since not all of the relevant suppliers responded to the Company's request, there may be additional smelters and refiners in the Company's supply chain that are not described below.

Smelter and Refiner Information, Including Country of Origin Information

	Compliant
	Covered Country Sourced	Non-Covered Country Sourced	Not Disclosed	Recycled or Scrap Only	Active	Known
Gold	0	8	49	5	6	30
Tantalum	14	28	0	6	0	1
Tin	2	31	0	1	10	20
Tungsten	3	12	0	0	12	2

The Company notes the following in connection with the information contained in the foregoing table:

•	Information in the table was aggregated from CFSI published information as of May 13, 2015.

•
The table represents the number of smelters or refiners within each category. Some of the compliant smelters and refiners may have sourced from both within the covered countries and from outside the covered countries. When CFSI origin data listed origins in more than one category, these smelters or refiners are included in the table under each applicable category.

•	“Compliant” means that a smelter or refiner was listed as compliant with the CFSP’s assessment protocols, including

Exhibit 1.01

through mutual recognition.

•
“Active” means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry - Conflict Minerals Council.

•	A smelter or refiner is indicated as “Compliant/Not Disclosed” if the country of origin of the subject metals processed by the smelter or refiner was not disclosed by the validation party.

•	A smelter or refiner is indicted as “Known” if it was not Compliant or Active.

All of the foregoing steps are in addition ot the steps the Company took in respect of 2014.

VI. Future Risk Mitigation Efforts

The Company has taken or intends to undertake the following additional steps during the next compliance period. These steps are intended to improve the due diligence conducted to further mitigate the risk that its necessary subject metals benefit armed groups:

•	Use Revision 4.X of the CMRT for our 2015 supplier outreach.

•	Further engage with unresponsive relevant suppliers within the top 90% of in-scope expenditure to aid in improving the rate of acceptable responses for 2015.

•	Encourage relevant suppliers to continue development and progress of traceability measures.

•
Continue to request relevant suppliers to encourage any non-validated subject metal smelters or refiners in their supply chain to pursue compliance with an independent conflict-free validation program.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements contained herein that are not purely historical are forward-looking statements. Forward-looking statements give the Company's current expectations or forecasts of future events. These forward-looking statements generally can be identified by the use of such words as "anticipate," "believe," "could," "estimate," "expect," "forecast," "goal," "hope," "may," "plan," "project," "will," and variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that our necessary subject metals finance or benefit armed groups.

Such forward-looking statements are subject to risks and uncertainties that are often difficult to predict, are beyond the Company's control, and could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company's direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source subject metals, and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law or rules of the NASDAQ Global Select Market.